SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 15)1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                              Walt Anderson
                          c/o Gold & Appel, S.A.
             1023 31st Street, 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              September 21, 1999
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 6 Pages)

- ------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                           SCHEDULE 13D/A
- ------------------------                           -----------------------
CUSIP No.  89151T 10-6                               Page 1 of 7 Pages
- ------------------------                           -----------------------
- --------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
- -----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
- ------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,057,634
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       0
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,057,634 Shares of Common Stock (excludes 1,208,137 Shares subject to Put Agreements to purchase Common Stock)
- -----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
- -----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           38.93%
- -----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
- -----------------------------------------------------------------------------

                           SCHEDULE 13D/A
- ------------------------                           -----------------------
CUSIP No.  89151T 10-6                              Page 2 of 7 Pages
- ------------------------                           -----------------------
- --------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
- -----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- ------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,057,434
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       3,057,434
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,057,434 Shares of Common Stock (excludes 1,208,137 Shares subject to Put Agreement to purchase Common Stock)
- -----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
- -----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           38.93%
- -----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
- -----------------------------------------------------------------------------
This Amendment No. 15 to Schedule 13D filed by Revision LLC, a
Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No.
3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6,
1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June
12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on
July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"),
Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment
No. 13") and Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13 and Amendment No. 14.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is supplemented as follows:

     Under a Put Agreement dated as of September 21, 1999 between Mr. Anderson, Warren Feldman ("Mr. W. Feldman"), Solomon Feldman ("Mr. S. Feldman") and Revision, which Put Agreement is filed herewith as Exhibit 7.2 (the "Feldman Put Agreement"), Mr. W. Feldman, Mr. S. Feldman and their permitted designees have the right, but not the obligation (the "Put Option"), to sell and deliver up to 1,103,817 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Put Option at any time during the period beginning on December 11, 1999 and ending at 5:00 p.m. on February 10, 2000. Neither Revision nor Mr. Anderson have any right to require any of the Common Shares subject to the Feldman Put Agreement to be sold.

     If, at the time scheduled for the closing of the put transaction pursuant to the Feldman Put Agreement, Revision is unable or unwilling to pay the full purchase price for the securities subject to purchase thereunder, then Mr. Anderson and Revision are each required to grant Warren Feldman an irrevocable proxy to vote all shares of Common Stock held or owned by them. This proxy will terminate automatically upon the payment in full by Revision of the purchase price for the securities subject to purchase under the Feldman Put Agreement. In the Feldman Put Agreement, the parties also agreed to termination of all existing agreements relating to the voting of shares of the Issuer's Common Stock, including the agreement set forth in
Section 3(b) of the Stock Purchase Agreement, dated December 10, 1998, among Mr. Anderson, Mr. W. Feldman, Mr. S. Feldman and Revision. A description of the terms, as well as the full text, of the Stock Purchase Agreement is set forth in Amendment No. 13 to the Schedule 13D or an exhibit thereto.

    In addition, under a Put Agreement dated as of September 21, 1999 between Mr. Anderson, Leon Genet ("Mr. Genet") and Revision, which Put Agreement is filed herewith as Exhibit 7.3 (the "Genet Put Agreement"), Mr. Genet and his permitted designees have the right, but not the obligation (the "Genet Put Option"), to sell and deliver up to 104,320 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Genet Put Option at any time during the period beginning on December 11, 1999 and ending on
February 10, 2000.    Neither Revision nor Mr. Anderson have any right to
require any of the Common Shares subject to the Genet Put Agreement to be sold.

     If the Feldman Put Option and/or the Genet Put Option are exercised, Revision will fund the purchase price for the Common Shares which are the subject of the Feldman Put Agreement and the Genet Put Agreement out of cash on hand and, if necessary, out of the proceeds of a capital contribution from Gold & Appel, S.A.


ITEM 4.  PURPOSE OF TRANSACTION.

         If the Feldman Put Option and/or the Genet Put Option are exercised, Revision will acquire the above-mentioned Common Shares for investment purposes. Mr. Anderson, on behalf of Revision, may determine to purchase additional securities of the Issuer in market transactions or otherwise or to sell some or all of any of the Common Shares owned by him or Revision, at any time, in private or market transactions, depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to him and to Revision, general economic conditions, money and stock market conditions, and other further developments. Mr. Anderson and/or Revision also may seek to effect changes in the management and/or board of directors of the Issuer, including without limitation the appointment of Mr. Anderson as a director of the Issuer.

         Contemporaneously with his execution of the Feldman Put Agreement, Mr. W. Feldman submitted his resignation as a director of the Company. In connection with his resignation, Revision paid Mr. W. Feldman $250,000 pursuant to a letter agreement dated September 21, 1999 between Revision and Mr. W. Feldman, which letter agreement is filed herewith as Exhibit 7.4.

         Except as described herein, at the present time, neither Revision nor Mr. Anderson, on behalf of Revision, has any plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

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         (b)      An extraordinary corporate transaction, such as a merger,
                  reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Revision and Mr. Anderson, on behalf of Revision, may at any time and from time to time review or reconsider the position of Revision and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Revision and Walt Anderson, collectively, beneficially own 3,057,634 Common Shares (excluding the 1,208,137 Common Shares subject to sale to Revision upon exercise of the Feldman Put Option and the Genet Put Option), representing approximately 38.93% of the outstanding Common Shares, based on the outstanding shares as of September 14, 1999 pursuant to the Issuer's Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on September 14, 1999. As described under Item 3 above, Revision has no right to acquire the Common Shares subject to the Feldman Put Agreement and the Genet Put Agreement, and therefore is not a beneficial owner thereof within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In addition, Mr. Anderson is the President and a Director of the Foundation for International Non-Governmental Development of Space ("FINDS") which owns 94,930 Common Shares. Mr. Anderson does not control FINDS and thus disclaims beneficial ownership of the FINDS shares. Mr. Anderson directly owns 200 Common Shares or less than 0.01% of the outstanding Common Shares.

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     By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel with respect to the common stock of Esprit Telecom Group plc on January 27, 1998, and is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the 200 shares directly owned by Mr. Anderson is held by Mr. Anderson.

     As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of, and to dispose of the 3,057,434 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 3,057,434 or 39.60% of the outstanding Common Shares.

     The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,854,182 outstanding Common Shares of the Issuer as of September 14, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1999.

     (c) Since the filing of Amendment No. 14, Revision and Mr. Anderson entered into the Feldman Put Agreement and the Genet Put Agreement, which obligate Revision to purchase up to 1,208,137 Common Shares upon the exercise of the put rights thereunder by and at the election of the several parties entitled to the benefit thereof, as reported in Item 3 above.

     (d) No person is known by Revision nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Revision or Mr. Anderson. Until the delivery of the Common Shares to Revision pursuant to the Feldman Put Agreement and the Genet Put Agreement, Mr. S. Feldman, Mr. W. Feldman, Mr. Genet and their respective designees have the sole right to receive dividends paid on the 1,208,137 Common Shares subject to such Agreements. Mr. S. Feldman, Mr. W. Feldman, Mr. Genet and their respective designees have the sole right to receive the proceeds from the sale of the shares owned by each of them and their respective designees which are subject to such Agreements.

     (e)  Not applicable.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     Except for the Power-of-Attorney, the Joint Filing Agreement attached to this Statement as Exhibit 7.1 and the Feldman Put Agreement and the Genet Put Agreement described in Item 3 above, neither Revision nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Revision or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 15 to Schedule 13D.


     Exhibit 7.2 Put Agreement dated as of September 21, 1999 between Mr. Anderson, Mr. W. Feldman, Mr. S. Feldman and Revision.

     Exhibit 7.3 Put Agreement dated as of September 21, 1999 between Mr. Anderson, Mr. Genet and Revision.

     Exhibit 7.4 Letter Agreement dated September 21, 1999 between Revision and Mr. W. Feldman.

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                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 to Schedule 13D is true, complete and correct.

Date:     September 28, 1999

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                       /s/ Walt Anderson
                                      --------------------------------------
                                            Walt Anderson


























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